UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42717

Blue Gold Limited

(Translation of registrant’s name into English)

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Entry into Securities Purchase Agreement

On February 23, 2026, Blue Gold Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Purchaser named therein pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 2,500,000 class A ordinary shares of the Company, par value $0.0001 per share (the “Shares”), at a price per share of $4.00, for gross proceeds of $10,000,000. The proceeds will be used for working capital, general corporate purposes and to repay certain debt obligations. The Private Placement is expected to close on or before March 9, 2026.

The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were not offered pursuant to the Registration Statement. The Shares were offered pursuant to the exemption provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement by and between the Company and Purchaser, dated February 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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